-FOR IMMEDIATE RELEASE-

3DV SYSTEMS, AN ELRON GROUP COMPANY, COMPLETES $15 MILLION
INVESTMENT ROUND

Tel Aviv, Israel, December 12, 2006 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) announced today that further to its announcement on November 21, 2006, 3DV Systems Ltd., an Elron group company, has completed the first of two tranches of a $15 million investment round, led by new investors, Kleiner Perkins Caufield & Byers, a leading U.S venture capital fund, and Pitango Venture Capital, a leading Israeli venture capital fund. Existing shareholders, Elron and its subsidiary, RDC Rafael Development Corporation Ltd. ("RDC"), also participated in the investment round. In addition, as part of the transaction, approximately $5.1 million of shareholder loans were converted by Elron and RDC into shares of 3DV Systems. Following the completion of the aggregate investment, Elron will hold directly and indirectly through RDC, approximately 37% of the outstanding shares of 3DV systems.

Doron Birger, President & CEO of Elron commented: "We are very pleased with the investments by Kleiner Perkins and Pitango in 3DV. We believe that 3DV, with its strong technology base and enhanced resources, has the ability to become a leading company in its field."

3DV Systems has developed, and launched, a unique video camera technology capable of capturing the depth dimension of objects in real time, enabling it to sense motion and recognize shape within a dynamically defined three-dimensional space. The technology can revolutionize man-machine interface in multiple fields, and the company aims to initially supply camera chipsets to the video gaming and PC webcam markets.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).